PROSPECTUS

Issuer Free Writing Prospectus
Filed by: Pzena Investment Management, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Relating to Preliminary Prospectus, Dated October 9, 2007
Registration No. 333-143660

Dated: October 22, 2007

PZENA INVESTMENT MANAGEMENT, INC.

On October 22, 2007, the issuer, Pzena Investment Management, Inc., filed Amendment No. 4 to its Registration Statement on Form S-1 (File No. 333-143660) (the “Registration Statement”) to update certain disclosures that had been provided in its Preliminary Prospectus, dated October 9, 2007 (the “Preliminary Prospectus”). The following discussion summarizes certain information in the prospectus included in Amendment No. 4 to the Registration Statement that supplements or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus and the Registration Statement. To review the Registration Statement, click the following link on the SEC Web site: http://www.sec.gov/Archive-s/edgar/data/1399249/000095012307014055/y35056a4sv1za.htm (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site at www.sec.gov). Our Central Index Key, or CIK, on the SEC Web site is 0001399249.

SUMMARY UNAUDITED RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

On pages 5-6 of the Registration Statement, we reported our summary unaudited results for the three and nine months ended September 30, 2007 and 2006, which are described below.

Although unaudited consolidated financial statements of our operating company as of September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 are not yet available, we have set forth below certain summary consolidated financial and other data for our operating company as of and for such periods as derived from our operating company’s unaudited consolidated financial and other data. Our results for the three and nine months ended September 30, 2007 remain subject to final review. You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in the Registration Statement and the Preliminary Prospectus.

	As of and for the		As of and for the
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007
	(in thousands, except Assets Under Management)
		(unaudited)

Assets Under Management (in billions)	$24.9	$28.9	$24.9	$28.9

Revenue	$29,388	$40,217	$81,198	$112,355
Operating Expenses	20,213	11,765	62,159	128,800

Operating Income	9,175	28,452	19,039	(16,445)
Other Income (Loss)	2,270	(1,621)	3,292	340
Provision for Income Taxes	(1,058)	(1,269)	(3,072)	(3,876)
Minority Interest	(720)	711	(1,323)	74
Interest on Mandatorily Redeemable Units	(11,314)	—	(46,751)	(16,575)

Net Income	$(1,647)	$26,273	$(28,815)	$(36,482)

Our total revenue increased $10.8 million, or 36.7%, to $40.2 million for the three months ended September 30, 2007, from $29.4 million for the three months ended September 30, 2006. This increase was driven primarily by an increase in assets under management, or AUM, which increased $4.0 billion, or 16.1%, to $28.9 billion at September 30, 2007 from $24.9 billion at September 30, 2006. Contributing to the growth in AUM was $2.6 billion in net inflows and $1.4 billion of appreciation. Our weighted average fee increased to 0.547% for the three months ended September 30, 2007 from 0.514% for the three months ended September 30, 2006. The weighted average fee increased in part due to faster growth in separately-managed AUM (which grew 18.5%), which carries a higher average fee, 0.663% and 0.643% for the three months ended September 30, 2007 and 2006, respectively, compared with sub-advised AUM (which grew 12.2%) and had weighted average fees of 0.408% and 0.357% for the three months ended September 30, 2007 and 2006, respectively. At September 30, 2007, separately managed AUM accounted for 55% of our AUM, as compared to 54% at September 30, 2006. Further contributing to the increase in weighted average fee rates was an increase in the AUM of our non-U.S. investment strategies, which carry higher weighted average fees than our U.S. investment strategies. At September 30, 2007, our non-US investment strategies accounted for 11.8% of our AUM, as compared to 4.3% at September 30, 2006.

Total operating expenses decreased by $8.4 million, or 41.6%, to $11.8 million for the three months ended September 30, 2007 from $20.2 million for the three months ended September 30, 2006. This decrease was primarily attributable to a decrease in compensation and benefits expense resulting from the accounting consequences of the amendment of our operating company’s operating agreement on March 31, 2007 to remove all mandatory redemption provisions related to membership units of our operating company.

Other income (loss) decreased by $3.9 million to other loss of $1.6 million for the three months ended September 30. 2007 from other income of $2.3 million for the three months ended September 30, 2006. The primary reasons for this decrease were the lower investment performance of the private investment vehicles we manage and the increase in interest expense associated with the $60.0 million, three-year term loan agreement we entered into in the third quarter of 2007.

PERFORMANCE OF OUR INVESTMENT STRATEGIES THROUGH SEPTEMBER 30, 2007

On page 83 of the Preliminary Prospectus (and page 86 of the Registration Statement), we presented the annualized returns, gross and net (which represents annualized returns prior to and after payment of advisory fees, respectively), of our seven largest investment strategies from inception to June 30, 2007, and in the five-year, three-year, and one-year periods ended June 30, 2007, relative to the performance of: (i) the market index most commonly used by our clients to compare their performance, and (ii) the S&P 500® Index (a registered trademark of Standard & Poor’s, a division of The McGraw Hill Companies, Inc.) which is provided for the limited purpose of providing a comparison to the broader equity market. On page 7 of the Registration Statement, we also presented the annualized returns, gross and net, of these investment strategies from inception to September 30, 2007, and in the five-year, three-year, and one-year periods ended September 30, 2007, relative to the performance of the applicable market index and the S&P 500® Index, as described below.

	Period Ended September 30,(1)
	Since
Investment Strategy (Inception Date)	Inception	5 Years	3 Years	1 Year

Large Cap Value (October 2000)
Annualized Gross Returns	10.6%	19.2%	13.3%	6.1%
Annualized Net Returns	10.1%	18.7%	12.7%	5.6%
Russell 1000 Value Index	8.2%	18.1%	15.3%	14.5%
S&P 500® Index	2.6%	15.5%	13.1%	16.4%
Value Service (January 1996)
Annualized Gross Returns	15.4%	20.5%	12.4%	6.2%
Annualized Net Returns	14.5%	19.5%	11.6%	5.5%
Russell 1000 Value Index	11.7%	18.1%	15.3%	14.5%
S&P 500® Index	9.8%	15.5%	13.1%	16.4%
Global Value (January 2004)
Annualized Gross Returns	14.9%	N/A	16.3%	3.7%
Annualized Net Returns	13.9%	N/A	15.5%	3.2%
MSCI World Index — Net/US$(2)	14.9%	N/A	18.0%	21.1%
S&P 500® Index	10.8%	N/A	13.1%	16.4%
Small Cap Value (January 1996)
Annualized Gross Returns	17.0%	20.1%	13.1%	9.3%
Annualized Net Returns	15.7%	18.9%	11.9%	8.2%
Russell 2000 Value Index	12.8%	18.7%	12.5%	6.1%
S&P 500® Index	9.8%	15.5%	13.1%	16.4%
Mid Cap Value (September 1998)
Annualized Gross Returns	16.7%	20.5%	12.2%	6.8%
Annualized Net Returns	16.0%	19.7%	11.4%	6.1%
Russell Mid Cap Value Index	13.7%	21.0%	17.2%	13.7%
S&P 500® Index	7.0%	15.5%	13.1%	16.4%
All Cap Value (May 2001)
Annualized Gross Returns	15.5%	21.6%	12.2%	2.8%
Annualized Net Returns	14.4%	20.4%	11.0%	1.8%
Russell 3000 Value Index	8.9%	18.1%	15.0%	13.7%
S&P 500® Index	5.0%	15.5%	13.1%	16.4%
International Value (January 2004)
Annualized Gross Returns	16.1%	N/A	17.3%	6.3%
Annualized Net Returns	15.1%	N/A	16.4%	5.6%
MSCI EAFE Index — Net/US$(2)	19.5%	N/A	23.2%	24.9%
S&P 500® Index	10.8%	N/A	13.1%	16.4%

(1)	The historical returns of these investment strategies are not necessarily indicative of their future performance or the performance of any of our other current or future investment strategies.
(2)	Net of applicable withholding taxes.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On page 55 of the Registration Statement, we revised Note (A) to the unaudited pro forma consolidated financial information (included on page 52 of the Preliminary Prospectus) to: (i) explain that our computation of our pro forma interest expense of $3.8 million for the year ended December 31, 2006 and $1.9 million for the six months ended June 30, 2007 on our $60 million three-year term loan was based on a LIBOR rate of 5.41% plus a 1.00% margin (6.41% in total), and (ii) state that a change of 1/8% in the assumed interest rate on this loan, which bears interest at a variable rate, would increase or lower pro forma as adjusted net income by approximately $0.1 million and $0.0 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

On page 57 of the Registration Statement, we revised Note (D) to the unaudited pro forma consolidated financial information (included on page 53 of our Preliminary Prospectus) to explain how we calculated the minority and non-controlling interest amounts in the Offering column of our pro forma statement of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007. The non-controlling interest allocation of Pzena Investment Management, LLC was computed as follows:

For the Year Ended
December 31, 2006
(in thousands)

Pzena Investment Management, LLC Pro Forma Net Loss	$(719,166)
Plus:
Distributions on Compensatory Units	17,857
Change in Redemption Value of Compensatory Units	20,411
Change from Formula to Fair Value Plan for Compensatory Units	232,534
Interest on Mandatorily Redeemable Units	516,708

Pzena Investment Management LLC Pro Forma As Adjusted Net Income	$68,344

Non-Controlling Interest Allocation	$61,851

For the Six Months
Ended June 30, 2007
(in thousands)

Pzena Investment Management, LLC Pro Forma Net Loss	$(64,610)
Plus:
Distributions on Compensatory Units	12,087
Change in Redemption Value of Compensatory Units	15,969
Acceleration of Vesting of Compensatory Units	64,968
Other Non-Cash Compensation	1,950
Interest on Mandatorily Redeemable Units	16,575

Pzena Investment Management LLC Pro Forma As Adjusted Net Income	$46,939

Non-Controlling Interest Allocation	$42,480

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

As described on page F-48 of the Registration Statement, we restated our unaudited consolidated financial statements for the three and six months ended June 30, 2006 (on pages F-31 through F-48 of both the Preliminary Prospectus and the Registration Statement) to correct the calculation of the change in redemption value associated with our operating company’s compensatory units. We previously reported net losses of $14.5 million and $26.0 million for the three and six months ended June 30, 2006, respectively. Due to the restatement, we reported net losses of $15.6 million and $27.2 million for the three and six months ended June 30, 2006, respectively. Accordingly, we also corrected (i) our presentation of Summary Selected

Historical Consolidated and Pro Forma Financial Data (included on page 12 of the Preliminary Prospectus) on page 15 of the Registration Statement, (ii) our presentation of Selected Historical Consolidated Financial Data (included on page 55 of the Preliminary Prospectus) on page 58 of the Registration Statement, (iii) our discussion of compensation and benefits expense for the three and six months ended June 30, 2006 (included on page 59 of the Preliminary Prospectus) on page 62 of the Registration Statement, and (iv) the comparison of our operating expenses for the three and six months ended June 30, 2006 and 2007 (included on pages 64-65 of the Preliminary Prospectus) on pages 67-68 of the Registration Statement.

THE REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE — RESTRICTIVE COVENANTS

On pages 16 and 38 of the Registration Statement, we revised our disclosure with respect to the non-competition covenant of our managing principals in the amended and restated operating agreement of our operating company (included on pages 13 and 35 of the Preliminary Prospectus) to clarify that under the terms of his existing employment agreement, which will be amended and restated in connection with the offering, Mr. Krishna will instead agree not to compete with us for a period of 18 months following either (i) his notice of resignation, which must be given six months prior to the termination of his employment with us pursuant to this agreement, or (ii) the date of any other termination of his employment with us.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526 or UBS Investment Bank at 1-888-827-7275.

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